SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
 (Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
91911K102
 (CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 9, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

20,839,035 (1) (2)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,839,035 (1) (2)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,839,035 (1) (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0% (2)

14.	TYPE OF REPORTING PERSON

IA,

(1)	See Note 1 to Item 5 below.
(2)
Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 259,500  additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 21,098,535 shares representing approximately 6.1% of the outstanding shares of Common Stock.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon approximately 347,906,024 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as disclosed on the  Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 6.0% of the outstanding Common Stock.
(b)           Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 20,839,035 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 20,839,035 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c) The transactions effected by the Reporting Person during the past 60 days are set forth on Schedule B attached hereto.
(d) See Note 1.
(e) Not applicable.
Note 1: The Reporting Person, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, the Reporting Person possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate 20,839,035 shares of Common Stock held by the Reporting Person as of the date hereof.
 These Common Stock sales are due to rebalancing of our portfolios based on asset flows and represent approximately 4.5% of the Reporting Person's Common Stock holding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated as follows:
The Reporting Person has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash-settled swaps with respect to 259,500 shares of Common Stock of the Issuer respectively (representing economic exposure comparable to less than 1% of the shares of Common Stock of the Issuer).  The Derivative Agreements provide the Reporting Person with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Person disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	August [__], 2017
PAULSON & CO. INC

By:
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE B
Transactions of the Reporting Person Effected During the Past 60 Days
The following transactions were effected by Paulson & Co. Inc. on the open market during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
8/9/2017	Common Stock	(974,365)	$14.6595